THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: March 6, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

If you are in any doubt as to any aspect of this circular, you should consult  a  stockbroker  or  other  registered  dealer  in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the ‘‘Company’’), you should at once hand this circular and the accompanying form of proxy to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any  liability  whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

(1)    DISCLOSEABLE AND CONNECTED TRANSACTIONS

IN RELATION TO PROPOSED CAPITAL CONTRIBUTION AND DEEMED DISPOSAL OF EQUITY INTEREST IN SMSC

AND

(2)    NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

A letter from the Independent Board Committee to the Independent Shareholders is  set out on pages 14 to 15 of  this  circular.       A letter from Messis Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 16 to 24 of this circular.

The notice convening the EGM to be held at 18 Zhangjiang Road,  Pu Dong New Area, Shanghai, People’s Republic of  China     on 27 March 2018 at 9 : 00 a.m. (the ‘‘EGM’’) is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the EGM in accordance with the instructions printed thereon.

Whether you are able to attend the EGM or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the EGM in person should you wish. Only Shareholders of record on 27 March 2018 are entitled to attend and vote at the EGM.

*	For identification purpose only

6 March 2018

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

‘‘Board’’	the board of Directors

‘‘Capital Contribution’’

the capital contribution to the registered capital of SMSC by the parties to the Joint Venture Agreement and the Capital Contribution Agreement which will result in the increase in the registered capital of SMSC from US$210 million to US$3.5 billion

‘‘Capital Contribution Agreement’’	the capital contribution agreement entered into among SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund on 30 January 2018 in relation to Capital Contribution

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC

‘‘Company’’

Semiconductor Manufacturing International Corporation ( 中 芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange  and  the  American depositary shares of which are listed  on  the  New  York Stock Exchange, Inc.

‘‘connected person(s)’’	has the same meaning as ascribed to it under the Listing Rules ‘‘Director(s)’’ the director(s) of the Company

‘‘EGM’’

the extraordinary general meeting of the Company proposed to be held to approve, among other things, the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder

‘‘Group’’	the Company and its subsidiaries

‘‘HK$’’	Hong Kong dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC

‘‘IFRS’’	International Accounting Standards, International Financial Reporting Standards, amendments and the related interpretations issued by the international Accounting Standards Board

‘‘Independent Board Committee’’

the independent committee of the Board that consists of all independent non-executive Directors who have no direct or indirect interest in the Joint Venture Agreement or the Capital Contribution Agreement, other than, where applicable, being a Shareholder

DEFINITIONS

‘‘Independent Financial Adviser’’ or ‘‘Messis Capital’’

Messis Capital Limited, a licensed corporation to carry out type

1 (dealing in securities) and type 6 (advising on corporate  finance) regulated activities under the SFO and being the independent financial adviser appointed by the Company to  advise the Independent Board Committee and the Independent Shareholders in respect of the Joint Venture Agreement, the Capital Contribution Agreement and the  transactions contemplated under these agreements

‘‘Independent Shareholders’’

the Shareholders who are not required under the Listing Rules to abstain from voting at the EGM to approve the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder, which shall include Shareholders other than Xinxin (Hongkong)  Capital  Co.,  Limited and other associates of  China IC  Fund (as defined in   the Listing Rules)

‘‘Joint Venture Agreement’’	the joint venture agreement entered into among SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund on 30 January 2018 in relation to the Capital Contribution

‘‘Latest Practicable Date’’	27 February 2018, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Ordinary Share(s)’’	the ordinary Share(s) of US$0.004 each in the share capital of the Company

‘‘PRC’’	the People’s Republic of China, but for the purposes of this circular only, excludes Hong Kong, Macau Special Administrative Regions of the People’s Republic of China and Taiwan

‘‘SFO’’	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

‘‘Shanghai IC Fund’’	上海集成電路產業投資基金股份有限公司 (Shanghai Integrated Circuit Industry Investment Fund Co., Ltd*), a company established under the laws of the PRC and is owned as to approximately 10.53% by China IC Fund

‘‘Shareholders’’	holder(s) of issued Shares

‘‘Shares’’

shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and  preferred  shares)  and warrants and other securities which  carry  a  right  to  subscribe for or purchase shares of the Company

DEFINITIONS

‘‘SMIC Holdings’’	中芯國際控股有限公司 (SMIC Holdings Corporation*), a limited liability company established under the laws of the PRC and a wholly-owned subsidiary of the Company

‘‘SMIC Shanghai’’	中芯國際集成電路製造（ 上海）有限公司 (Semiconductor Manufacturing International (Shanghai) Corporation*), a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company

‘‘SMSC’’

中芯南方集成電路製造有限公司 (Semiconductor Manufacturing South China Corporation*), a Chinese-foreign joint venture established under the laws of the PRC and a wholly-owned subsidiary of the Company whose registered capital prior to the Capital Contribution is US$210 million, of which 73.8%  is  owned by SMIC Shanghai and 26.2% is owned by SMIC  Holdings

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘U.S.’’ or ‘‘United States’’	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

‘‘US$’’	United States dollar, the lawful currency of the United States of America

‘‘%’’	per cent.
*	For identification purposes only

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

Executive Directors:

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors:

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi Zhou Jie

Ren Kai Lu Jun

Tong Guohua

Independent non-executive Directors:

Lip-Bu Tan

William Tudor Brown Carman I-Hua Chang Shang-yi  Chiang Jason Jingsheng Cong

Registered Office:

PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

Principal Place of Business: 18 Zhangjiang Road PuDong New Area Shanghai 201203

People’s Republic of China

6 March 2018

To the Shareholders

Dear Sir or Madam,

(1)   DISCLOSEABLE AND CONNECTED TRANSACTIONS IN RELATION TO PROPOSED CAPITAL CONTRIBUTION AND DEEMED DISPOSAL OF EQUITY INTEREST IN SMSC

AND

(2)   NOTICE OF EXTRAORDINARY GENERAL MEETING

*	For identification purpose only

LETTER FROM THE BOARD

INTRODUCTION

The purpose of this circular is to provide you with information on the businesses to be transacted at the EGM in respect of, among other matters, the Joint Venture Agreement      and the Capital Contribution Agreement in relation to  the  proposed Capital Contribution  and deemed disposal of equity interest in SMSC and any transactions contemplated hereunder.

Reference is made to the Company’s announcement dated 30 January 2018 in relation   to the proposed Capital Contribution to and deemed disposal of equity interest in SMSC pursuant to the Joint Venture Agreement and the Capital Contribution Agreement entered  into among SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund. The principal terms of  the Joint Venture Agreement and the Capital Contribution Agreement    are set out as follows:

SUMMARY OF PRINCIPAL TERMS OF THE JOINT VENTURE AGREEMENT

Date:

30 January 2018

Parties:

(a)	SMIC Holdings

(b)	SMIC Shanghai

(c)	China IC Fund

(d)	Shanghai IC Fund

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, Shanghai IC Fund and its ultimate beneficial owners (other than China  IC Fund) are third parties independent of the Company and its connected persons.

Business Scope of SMSC

SMSC will principally engage in wafer manufacturing, wafer probing and bumping, technology development, design service, mask manufacturing, assembly and final testing of integrated circuits and sales of self-manufactured products. SMSC is expected to establish  and build up large-scale manufacturing capacity focusing on 14 nanometer and  below  process and manufacturing technologies and aims to reach a manufacturing capacity  of 35,000 wafers per month after the completion of the first phase of development.

LETTER FROM THE BOARD

Total Investment and Registered Capital

The parties will contribute in aggregate US$3.5 billion by nature of registered capital contribution in the following manner:

(a)

SMIC Holdings has committed to contribute US$1.5985 billion, representing 45.67% of the enlarged registered capital of SMSC after the Capital Contribution. US$55 million has been contributed prior to entering into the Joint Venture Agreement and US$1.5435 billion is outstanding;

(b)

SMIC Shanghai has committed to contribute US$155 million, which has been fully contributed prior to entering into the Joint Venture Agreement, representing 4.43% of the enlarged registered capital of SMSC after the Capital Contribution;

(c)	China IC Fund has committed to contribute US$946.5 million, which is outstanding, representing 27.04% of the enlarged registered capital of SMSC after the Capital Contribution; and

(d)	Shanghai IC Fund has committed to contribute US$800 million, which is outstanding, representing 22.86% of the enlarged registered capital of SMSC after the Capital Contribution.

The consideration was arrived at after arm’s length negotiation among the parties with reference to the net asset value, future business prospects and development potential of SMSC. According to the unaudited accounts of SMSC, as at 31 December 2017, SMSC has total assets and total equity of approximately US$209.0 million and US$202.8 million, respectively. The assets of SMSC are mainly inter-group balances and cash, and hence the consideration of US$3.5 billion was also determined with reference to the future business prospects and development potential of SMSC. SMSC is a 12-inch wafer fab with advanced process capability built in line with the schedule of the Company’s 14 nanometre and below advanced technology node research and development and mass production. The  14 nanometre technology could be applied on mainstream mobile platforms, automotive,  Internet of Things and cloud computing, which are also fast growing  applications.  According to the Company’s development plan, the 12-inch wafer fab will be built by joint venture partnership with China IC Fund and Shanghai IC Fund and the  Company could  speed up the introduction of advanced manufacturing process and products. Majority of the amount of the Capital Contribution will be utilised as the capital expenditure in accordance with the development plan and allow the Group to develop the high-end and fast growing product stream, which would bring more growth opportunities to the Group and is essential  to maintain the Group’s competitiveness. The total investment for SMSC, as indicated in   the Joint Venture Agreement, is estimated to be US$10.24 billion. While the parties are only obliged to make contribution to the registered capital of SMSC in an aggregate amount of US$3.5 billion, the difference between the total investment of US$10.24 billion  and  enlarged registered capital of SMSC after the Capital Contribution is intended to be funded through SMSC’s internal cash flow, shareholders’ further contribution to the registered capital of SMSC or debt financing and the parties to the Joint Venture Agreement are not legally bound to contribute such difference between the total investment and the registered capital of SMSC.

LETTER FROM THE BOARD

Each party shall complete 30% of its outstanding contributions prior to 30 June 2018, complete 30% of its outstanding contributions prior to 31 December 2018, and complete the remaining 40% of the contributions prior to 30 June 2019 (the ‘‘Time Frame’’).

Notwithstanding the above, the capital contribution by China IC Fund is subject to the following conditions (‘‘Condition Precedent’’):

(i)

receipt of the written approval from the competent government authority(ies) in Shanghai, pursuant to which a government subsidy lasting for not less than five years with an amount each year not less than  4%  of  the total capital contribution of China IC Fund shall be granted to SMSC; and

(ii)	the validity of the investment period of China IC Fund (after which China IC fund cannot make capital contribution to SMSC).

The parties have further agreed that if China IC Fund fails to make Capital Contribution in accordance with the Time Frame, due to (i) the Condition Precedent is not satisfied or only satisfied within one month prior to the any deadline of the Time Frame; or

(ii) the expiry of the investment period of China IC Fund, the failure by China IC Fund to make its Capital Contribution will not constitute a breach of the Joint Venture Agreement. However, if the Condition Precedent is satisfied within one month prior to any deadline of the Time Frame, or beyond any such deadline (but within the investment period of China IC Fund), China IC Fund shall make the relevant capital contribution in accordance with the Joint Venture Agreement within one month after the satisfaction of the Condition Precedent. If China IC Fund fails to make capital contribution due to the Condition Precedent cannot be met on or before 25 August 2019, and/or if China IC Fund is unable to make capital contribution due to the expiry of its investment period, such failure to make capital contribution will not constitute a breach by China IC Fund, and the parties will further negotiate and amend the Joint Venture Agreement and the articles of association of SMSC as well as other relevant legal documents.

The cash capital contribution by SMIC Holdings will be funded by the internal cash flow. The proceeds of the Capital Contribution will be used by SMSC as capital expenditure and working capital.

Composition of the Board and the Supervisory Board of SMSC and General Management

The board of directors of SMSC will comprise five directors. SMIC  Holdings  and SMIC Shanghai together are entitled to appoint three directors in total and each of China      IC Fund and Shanghai IC Fund is entitled to appoint one  director. SMIC  Holdings  and SMIC Shanghai together are entitled to nominate the chairman of the board of directors of SMSC, who will also act as the legal representative of SMSC.

The supervisory board of SMSC will comprise three members. China IC Fund will appoint one member who will also be the chairman of the supervisory board. Each of Shanghai IC Fund and the employees of SMSC will be entitled to appoint one member.

The Company will be responsible for managing the daily operations of SMSC.

LETTER FROM THE BOARD

Pre-Emptive Rights of Shareholders

Pursuant to the Joint Venture Agreement, in case of any proposed transfer of equity interest to third party(ies), subject to certain exceptions, each of the parties to the Joint Venture Agreement shall have a pre-emptive right to subscribe for the equity interest which any party to the Joint Venture Agreement intends to transfer to any third party, on pro rata basis among the remaining non-transfer parties and on terms not harsher than terms of transfer to third party(ies). The party(ies) that intend to transfer shares to third party(ies) are required to notify the non-transfer parties to such proposed transfer of equity interest. The Company will comply with the applicable requirements under Chapter 14 and/or Chapter 14A of the Listing Rules when the Company exercises its pre-emptive right to subscribe for the equity interest in SMSC. In case of any further contribution to the registered capital of SMSC, each party shall be entitled to a pro rata portion of such  proposed registered capital contribution equivalent to the respective percentage of the registered capital then owned by each of the parties immediately prior to the proposed registered capital contribution.

Other Terms

The term of operation of SMSC will be 50 years from the date of its establishment. The parties will decide whether to extend the term of operation of SMSC at least six months    prior to  the expiry date of the term of  operation, subject to  the approval of  the relevant  PRC authorities.

The Joint Venture Agreement will, after being agreed and signed by the  parties,  together with the transactions contemplated thereunder, be subject to the approval by Independent Shareholders at the EGM. Upon obtaining the regulatory approvals and the approval by the Independent Shareholders at the EGM, the Joint Venture Agreement will become effective and binding on the parties. The obligations of the parties under the Joint Venture Agreement are subject to compliance with applicable laws (including those of regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.)).

LETTER FROM THE BOARD

SUMMARY OF PRINCIPAL TERMS OF THE CAPITAL CONTRIBUTION AGREEMENT

Date:

30 January 2018

Parties:

(a)	SMIC Holdings

(b)	SMIC Shanghai

(c)	China IC Fund

(d)	Shanghai IC Fund

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, Shanghai IC Fund and its ultimate beneficial owners (other than China  IC Fund) are third parties independent of the Company and the connected persons of the Company.

Subscription of Registered Capital

The registered capital of SMSC will increase from US$210 million to US$3.5 billion. In respect of the increase of US$3.29 billion, the parties have agreed that SMIC Holdings will contribute the amount of US$1.5435 billion in cash while China IC Fund and Shanghai IC Fund will contribute the RMB equivalent of US$946.5 million and US$800 million in cash (calculated at the middle exchange rate of RMB to US$ as announced by the People’s Bank of China on the date of the contribution), respectively.

Other Terms

The Capital Contribution Agreement will, after being agreed and signed by the parties, together with the transactions contemplated thereunder, be subject to the approval by the Independent Shareholders at the EGM. Upon obtaining the regulatory approvals  and  approval by the Independent Shareholders at the  EGM,  the  Capital  Contribution  Agreement will become effective and binding on the parties.

GENERAL INFORMATION ABOUT SMSC

SMSC was established on 1 December 2016. According to the unaudited accounts of SMSC prepared in accordance with IFRS, as at 31 December 2017, SMSC has total assets  and  total equity of  approximately US$209.0 million and US$202.8 million, respectively.  The net profit/(loss) (before taxation and extraordinary items) of SMSC for the year ended   31 December 2017 is approximately US$(115,240) and the net profit/(loss)  (after taxation and extraordinary items) of SMSC for the year ended 31 December 2017 is approximately US$(115,240). SMSC will continue to be a subsidiary of the Company following completion of the transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement. The deemed disposal as a result of the Capital Contribution will  not result in the recognition of any gain or loss in profit or loss of the Group.

LETTER FROM THE BOARD

REASONS FOR AND BENEFITS OF THE CAPITAL CONTRIBUTION

SMSC is a 12-inch wafer fab with advanced process capability built in line with the schedule of the Company’s 14  nanometre and  below advanced technology node research  and development and mass production. China IC Fund and  Shanghai  IC  Fund  mainly  invest in the value chain of integrated circuit industry via various approaches, primarily in integrated circuit chip manufacturing as well as chip designing, packaging test and  equipment and materials. The 12-inch wafer fab will be built by joint venture partnership  with China IC Fund and Shanghai IC Fund and the Company could  speed  up  the introduction of advanced manufacturing process and products with the support of the government industry funds. This will also relieve the Company from spending large amount of cash investment caused by the expansion of advanced production capacity.

The Company believes that  such partnership with China IC  Fund and Shanghai IC  Fund through the Joint Venture Agreement and the Capital Contribution Agreement and transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole and beneficial to the sustainable development of the Company. The Directors (excluding independent non-executive Directors whose view will be given after taking into account the advice from the Independent Financial Adviser) consider that it is in the best interests of the Company and the Shareholders as a whole to enter into the Joint Venture Agreement and the Capital Contribution Agreement and the transactions contemplated thereunder; the terms of the Joint Venture Agreement and the Capital Contribution Agreement are fair and reasonable; and the entering into of the Joint Venture Agreement and the Capital Contribution Agreement and the transactions contemplated thereunder are on normal commercial terms or better and  in  the  ordinary and  usual course of business.

IMPLICATIONS OF THE LISTING RULES

As China IC Fund held approximately 15.05% of the issued share capital of the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited as  at the Latest Practicable Date, it is a connected person of the Company under the Listing Rules. The transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

Pursuant to the Joint Venture Agreement and the Capital Contribution Agreement, as a result of the Capital Contribution, the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%, which constitutes a deemed disposal for the Company under Chapter 14 of the Listing Rules.

As certain applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the Joint Venture Agreement and the Capital Contribution Agreement exceed  5% but are less than 25%, the transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement constitute discloseable transactions of  the Company under Chapter 14 of the Listing Rules, and a non-exempt  connected  transaction subject to reporting, announcement  and  the  Independent  Shareholders’  approval requirements of Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

In accordance with the Listing Rules, the Independent Board Committee has been established to advise and provide recommendation to the Independent Shareholders on the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder and to advise the Independent Shareholders on how to vote.

Messis Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder.

The letter from the Independent Board Committee to  the Independent Shareholders is set out on pages 14 to 15 of this circular. The letter from Messis Capital to the Independent Board Committee and the Independent Shareholders is set out on pages 16 to 24 of this circular.

INFORMATION ABOUT THE PARTIES

The Company, SMIC Holdings and SMIC Shanghai

The Company is one of the leading semiconductor foundries in the  world  and  the largest and most advanced foundry in the PRC. The Company provides integrated circuit foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in  Shanghai, the PRC, the Company has a 300mm wafer fabrication facility  (fab)  and  a  200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; 200mm fabs in Tianjin and Shenzhen. The Company also has marketing and customer service offices in the United States, Europe, Japan, and Taiwan, and a representative office in Hong Kong. SMIC Shanghai is a wholly- owned subsidiary of the Company established in the PRC. SMIC Holdings, as a  multinational company’s regional headquarters, was formed in 2015 and  is  a  wholly-  owned subsidiary of the Company.

China IC Fund

China IC Fund, incorporated in September 2014, mainly invests in the value chain of integrated circuit industry via various approaches, primarily in integrated circuit chip manufacturing as well as chip designing, packaging test and equipment and materials. Fund investors include CDB Capital, China National Tobacco Corporation, Beijing Yizhuang International Investment and Development Co., Ltd., China Mobile Communications Corporation, Shanghai Guosheng (Group) Co., Ltd., Beijing Purple Communications Technology Group Ltd and Sino IC Capital Co., Ltd.

LETTER FROM THE BOARD

Shanghai IC Fund

Shanghai IC Fund is currently the largest local integrated circuit industry investment fund in Shanghai, the investors of which include, among others, Shanghai S&T Venture Capital (Group) Co., Ltd., SAIC Capital Co., Ltd., China IC Fund, Shanghai Guo Sheng Group Co., Ltd. and Shanghai International Group. The fund’s investment focuses on the integrated circuit manufacturing industry and extends to the entire industry chain. The fund aims to invest and build industrial star enterprises and enhance corporate value  and  accelerate the coordinated development of integrated circuit industry chain.

GENERAL INFORMATION

At the EGM, an ordinary resolution will be proposed to  the  Independent Shareholders to approve, among others, the Joint Venture Agreement,  the  Capital  Contribution Agreement and any transactions contemplated thereunder.

As China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Ltd. and other associates (as defined in  the Listing Rules)  of China IC Fund will abstain from voting on the ordinary resolutions to approve the Joint Venture Agreement and the Capital Contribution Agreement. As at the Latest Practicable Date, Xinxin (Hongkong) Capital Co., Limited was holding 740,000,000 Shares and representing approximately 15.05% of the total issued share capital of the Company.

Apart from Xinxin (Hongkong) Capital Co., Limited and other associates of China IC Fund, no other Shareholder will be required to abstain from voting on  the  relevant resolutions at the EGM.

No Director is considered to have a material interest in the Joint Venture Agreement or the Capital Contribution Agreement which would have required the Director to abstain from voting at the Board meeting authorising the Joint Venture Agreement and the Capital Contribution Agreement.

Your attention is drawn to the general information set out in Appendix I to this  circular.

RECOMMENDATION

The Board (including the independent non-executive Directors) considers that it is in the best interests of the Company and the Shareholders as a whole to enter into the Joint Venture Agreement and the Capital Contribution Agreement; the  terms  of the  Joint  Venture Agreement and the Capital Contribution Agreement are fair and reasonable; and     the entering into of the Joint Venture Agreement, the Capital Contribution Agreement and transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends  the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at  the EGM to approve the Joint Venture  Agreement,  the  Capital  Contribution  Agreement and the transactions contemplated thereunder.

LETTER FROM THE BOARD

EXTRAORDINARY GENERAL MEETING

The voting at the EGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, there is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon any Shareholders; and (ii) no obligation or entitlement of any Shareholder as at the Latest Practicable Date, whereby it/he has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its/his Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy and return it to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the EGM. The completion of a form of proxy will not preclude you from attending and voting at the EGM in person.

For determining the entitlement to attend and vote at the EGM,  the  register  of  members of the Company will be closed from Thursday, 22 March 2018 to Tuesday, 27 March 2018, both days inclusive, during which period no transfer of the Shares will be registered. In order to be eligible to attend and vote at the EGM, all properly completed transfer forms accompanied by the relevant share certificates must be lodged  with  the  branch share registrar of the Company, Computershare Hong Kong Investor Services  Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4 : 30 p.m. on Wednesday, 21 March  2018.  All persons who are registered holders of the Shares on 27 March 2018, the record date of the EGM, will be entitled to attend and vote at the EGM.

By Order of the Board Semiconductor Manufacturing International Corporation Gao Yonggang Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 6 March 2018

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Set out below is the text of the letter of recommendation, prepared for incorporation in LR14A.70(6) this circular, from the Independent Board Committee to the Independent Shareholders.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

6 March 2018

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

IN RELATION TO PROPOSED CAPITAL CONTRIBUTION AND DEEMED DISPOSAL OF EQUITY INTEREST IN SMSC

We refer to the circular dated 6 March 2018 (the ‘‘Circular’’) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings given to them in the Circular.

We have been appointed by the Board to advise the Independent Shareholders as to whether the terms of the Joint Venture Agreement and the Capital Contribution Agreement are fair and reasonable, and whether the entering into of the  Joint Venture Agreement and  the Capital Contribution Agreement is on normal commercial terms or better,  in the ordinary and usual course of business of the Company and in the interests of the Company  and the Shareholders as a  whole and to  advise the Independent Shareholders on  how to  vote, taking into account the recommendations of Messis Capital.

Messis Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Joint Venture Agreement and the Capital Contribution Agreement are fair and reasonable, and whether the entering into of the Joint Venture Agreement and the Capital Contribution Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote on the relevant resolution. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such advice, are set out on pages 16 to 24 of the Circular.

*	For identification purpose only

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

We, having taken into account the advice of Messis Capital, consider that the terms of the Joint Venture Agreement and the Capital Contribution Agreement are fair  and  reasonable, and the entering into of the Joint Venture Agreement and the Capital  Contribution Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the  Company  and  the  Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.  Your  attention  is  also drawn to the letter from the Board set out on pages 4 to 13 of  the  Circular  and  the  additional information set out in the Appendix I to the Circular.

Yours faithfully, Independent Board Committee Lip-Bu Tan, William Tudor Brown, Carman I-Hua Chang, Shang-yi Chiang, Jason Jingsheng Cong Independent Non-Executive Directors

LETTER FROM MESSIS CAPITAL

The following is the full text of the letter from the Independent Financial Adviser which     sets out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

6 March 2018

The Independent Board Committee and the Independent Shareholders of Semiconductor Manufacturing International Corporation

Dear Sir/Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

IN RELATION TO PROPOSED CAPITAL CONTRIBUTION AND DEEMED DISPOSAL OF EQUITY INTEREST IN SMSC

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Joint Venture Agreement and the Capital Contribution Agreement. Details of which are set out in the letter from the Board (the ‘‘Letter from the Board’’) contained in the circular of the Company dated 6 March 2018 issued to the Shareholders (the ‘‘Circular’’), of which this  letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular, unless otherwise specified.

Reference is made to the Company’s announcement dated 30 January 2018 in relation   to the proposed Capital Contribution to and deemed disposal of equity interest in SMSC pursuant to the Joint Venture Agreement and the Capital Contribution Agreement entered  into among SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund.

As China IC Fund held approximately 15.05% of the issued share capital of the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited as  at the Latest Practicable Date, it is a connected person of the Company under the Listing Rules. The transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

Pursuant to the Joint Venture Agreement and the Capital Contribution Agreement, as a result of the Capital Contribution, the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%, which constitutes a deemed disposal for the Company under Chapter 14 of the Listing Rules.

LETTER FROM MESSIS CAPITAL

As certain applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules in respect of the Joint Venture Agreement and the Capital Contribution Agreement exceed  5% but are less than 25%, the transactions contemplated under  the  Joint  Venture  Agreement and the Capital Contribution Agreement constitute discloseable transactions of  the Company under Chapter 14 of the Listing Rules, and a non-exempt  connected  transaction subject to reporting, announcement  and  the  Independent  Shareholders’  approval requirements of Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, the Independent Board Committee has been established to advise and provide recommendation to the Independent Shareholders on the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder and to advise the Independent Shareholders on how to vote. We, Messis Capital Limited, have been appointed as the Independent Financial  Adviser  to  advise the Independent Board Committee and the Independent Shareholders as to  whether  the terms of (i) the Joint Venture Agreement; and (ii) the  Capital Contribution Agreement  are on normal commercial terms and in the ordinary and usual course of business of the Group, and fair and reasonable so far as  the Independent Shareholders are concerned and is  in the interests of the Company and the Shareholders as a whole.

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationship with or interest in the Company or any other parties that could reasonably be regarded as relevant to our independence. In the last two years, we have acted as the independent financial adviser to the independent board committee and the independent shareholders of the Company for the following transactions:

Date of the relevant circular/

announcement and/or our

letter of advice	Nature of the transactions

7 June 2016

(1)   Continuing connected transactions in relation to centralised fund management agreement; (2)   discloseable transaction and connected transaction in relation to proposed capital contribution and deemed disposal of equity interest in a joint venture in Beijing, the PRC; and (3)   non-exempt connected transactions — proposed grant of restricted share units to directors and chief executive officer

26 July 2016	Major transaction and continuing connected transaction in relation to framework agreement

18 November 2016	(1) Continuing connected transactions in relation to framework agreement; and (2) non-exempt connected transactions — proposed grant of restricted share units to directors and chief executive officer

LETTER FROM MESSIS CAPITAL

24 May 2017	Non-exempt connected transactions — proposed grants of restricted share units to directors and former chief executive officer

31 July 2017	Connected transactions — provisions of guarantees

13 September 2017

(1)   Major transaction and connected transaction — proposed capital contribution in a joint venture in Beijing,  the PRC; (2)   non-exempt connected transactions  —  proposed grant of restricted share units to former chief executive officer; and (3)   non-exempt  connected transactions — proposed grant of restricted share units to chief executive officer and director

18 January 2018	Discloseable and continuing connected transactions in relation to framework agreement

Apart from normal professional fees paid or payable to us in connection with the previous appointments mentioned above as well as this appointment as the Independent Financial Adviser, no arrangement exist whereby we have received or will receive any fees  or benefits from the Company or any other parties that could reasonably be regarded as relevant to our independence. Accordingly, we consider that the aforementioned previous appointment would not affect our independence, and that we are independent pursuant to Rule 13.84 of the Listing Rules.

BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have considered, among other things, (i) the Joint Venture Agreement; (ii) the Capital Contribution Agreement; and (iii) other information as set out in the Circular. We have also relied on all relevant information, opinions and facts supplied and represented by the Company, the Directors and the management of the Company. We have assumed that all such  information, opinions,  facts and representations contained or referred to in the Circular, for which the Company is fully responsible, were true and accurate in all respects as at the date hereof and may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, and the Company has confirmed that     no material facts have been withheld or omitted from  the information provided and referred to in the Circular, which would make any statement therein misleading.

We consider that we have reviewed sufficient information currently available to  reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our recommendation. We have not, however, carried out independent verification of the information provided by the Directors and the representatives of the Company, nor have we conducted any form of in-depth investigation into the  businesses, affairs, operations, financial position or  future prospects  of the Company or any of its subsidiaries.

LETTER FROM MESSIS CAPITAL

PRINCIPAL FACTORS AND REASONS CONCERNED

In considering whether the terms of (i) the Joint Venture Agreement; and  (ii)  the Capital Contribution Agreement are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons     set out below:

Background of the Joint Venture Agreement and the Capital Contribution Agreement

Reference is made to the Company’s announcement dated 30 January 2018. As at even date, SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund entered into the Joint Venture Agreement and the Capital Contribution Agreement pursuant to which SMIC Holdings, China IC Fund and Shanghai IC Fund agreed to make cash contribution to the Registered Capital of SMSC in the  amount  of  US$1.5435 billion, US$946.5 million and US$800 million, respectively. As a result of the Capital Contribution: (i) the Registered Capital of SMSC will increase  from  US$210 million to US$3.5 billion; (ii) the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%; and  (iii) SMSC will be owned as to 27.04% and 22.86% by China IC Fund and Shanghai IC Fund, respectively.

SMSC was established on 1 December 2016. According to the unaudited accounts of SMSC prepared in accordance with IFRS, as at 31 December 2017, SMSC has total assets and total equity of approximately US$209.0 million and US$202.8 million, respectively. The net loss of SMSC for the year ended 31 December 2017 is approximately US$115,240. SMSC will continue to be a subsidiary of the Company following completion of the transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement. The  deemed disposal as  a  result  of the Capital Contribution will not result in the recognition of any  gain or  loss  in  profit or loss of the Group.

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC. The Company  provides  integrated circuit foundry and technology services at 0.35-micron  to 28-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. The Company also has marketing and customer service offices in the United States, Europe, Japan, and Taiwan, and a representative office in Hong Kong. SMIC Shanghai is a wholly-owned subsidiary of the Company established in the PRC. SMIC Holdings, as a multinational company’s regional headquarters, was formed in 2015 and is a wholly-owned subsidiary of the Company.

China IC Fund, incorporated in September 2014, mainly invests in the value chain of integrated circuit industry via various approaches, primarily  in  integrated  circuit chip manufacturing as well as chip designing, packaging test and equipment and materials. Fund investors include CDB Capital, China National Tobacco Corporation, Beijing Yizhuang International Investment and Development Co., Ltd., China Mobile Communications Corporation, Shanghai Guosheng (Group) Co., Ltd., Beijing Purple Communications Technology Group Ltd and Sino IC Capital Co., Ltd.

LETTER FROM MESSIS CAPITAL

Shanghai IC Fund is currently the largest local integrated circuit industry investment fund in Shanghai, the investors of which include, among others, Shanghai S&T Venture Capital (Group) Co., Ltd., SAIC Capital Co., Ltd., China IC Fund, Shanghai Guo Sheng Group Co., Ltd. and Shanghai International Group. The fund’s investment focuses on the integrated circuit manufacturing industry and extends to the entire industry chain. The fund aims to invest and build industrial star enterprises and enhance corporate value and accelerate the coordinated development of integrated  circuit industry chain.

Reasons for and benefit of the Joint Venture Agreement and the Capital Contribution Agreement

According to the Letter from the Board, SMSC is a 12-inch wafer fab with  advanced process capability built in line with the schedule of the Company’s 14 nanometre and below advanced technology node research and development and mass production. China IC Fund and Shanghai IC Fund mainly invest in the value chain of integrated circuit industry via various approaches, primarily in integrated circuit chip manufacturing as well as chip designing, packaging test and equipment and materials along the industry chain. The 12-inch wafer fab will be built by joint  venture  partnership with China IC Fund and Shanghai IC Fund and the Company could speed   up the introduction of advanced manufacturing process and products. This will also relieve the Company from spending large amount of cash investment caused by the expansion of advanced production capacity. The proceeds of the Capital Contribution will be used by SMSC as capital expenditure and working capital.

For due diligence purpose, we have conducted research on the background of the   IC industry. According to information published by SEMI in July 2017 (the ‘‘SEMI Publication’’), the PRC is the largest consumer of semiconductors in the world, but the demand is mainly satisfied through imports. SEMI (www.semi.org), is a  global  industry association of companies that provide equipment, materials and  services for  the manufacture of semiconductors and other related micro and  nano-technologies. SEMI also provides market research reports for the semiconductor  equipment,  materials, and LED industries. According to the SEMI Publication, in 2015, the PRC’s IC production amounted to US$13.2 billion, while the PRC IC market demand approximated to US$104 billion. It is expected that in 2020, the PRC’s IC production would approximate to US$26.9 billion, while the PRC’s forecasted IC demand is expected to reach US$149 billion, indicating a wide gap between local IC supply and demand. In addition, we have reviewed the feasibility report in relation to the construction plan of SMSC (the ‘‘Feasibility Report’’). The Feasibility Report was prepared by a consulting company (the ‘‘Consultant’’), which is based in the PRC and has presence in over 30 major cities across the PRC. The Consultant is mainly engaged in the engineering consulting, engineering design and main contracting business, and is involved in industries such as electronic, high-end manufacturing and infrastructure. We noted from the Feasibility Report that, the 14 nanometre technology could  be applied on mainstream mobile platforms, automotive, Internet of Things and cloud computing, which are also the fast growing applications as stated in the SEMI Publication. Moreover, according to the Feasibility Report, the 16/14 nanometre products’ market share by revenue in the  global pure play foundry market is  expected  to grow from approximately 6% in 2016 to 22% in 2019.

Having considered the above factors, we consider that the Capital Contribution allows the Group to develop the high-end and  fast  growing  product stream, which in our view,

LETTER FROM MESSIS CAPITAL

would bring more growth opportunities to the Group  and  essential  to maintain the Group’s competitiveness, and the entering into the Joint Venture  Agreement and the Capital Contribution Agreement is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Effect of the capital injection on the shareholding structure

Pursuant to the Joint Venture Agreement and the Capital Contribution Agreement, SMIC Holdings, China IC Fund and Shanghai IC Fund agreed to make cash contribution to the Registered Capital of SMSC in the amount of US$1.5435 billion, US$946.5 million and US$800 million, respectively.

Immediately prior to the completion of the Joint Venture Agreement and the  Capital Contribution Agreement, SMSC is an indirect wholly-owned subsidiary of the Company and is owned as to approximately 26.2% by SMIC Holdings and 73.8% by SMIC Shanghai. The shareholding structure of SMSC immediately prior to the completion of the Joint Venture Agreement and the Capital Contribution Agreement is set out below for illustration purpose:

SMIC Holdings		SMIC Shanghai
26.20%		73.80%

	SMSC

(Registered capital: US$210 million)

Note: SMIC Holdings and SMIC Shanghai are wholly-owned subsidiaries of the Company.

LETTER FROM MESSIS CAPITAL

Immediately after completion of the Joint Venture Agreement and the Capital Contribution Agreement, SMSC will be owned as to 45.67% by SMIC Holdings, 4.43% by SMIC Shanghai, 27.04% by China IC Fund and 22.86% by Shanghai IC Fund.

SMIC Holdings	SMIC Shanghai	China IC Fund	Shanghai IC Fund
45.67%	4.43%	27.04%	22.86%

	SMSC

(Registered capital: US$3.5 billion)

Note: SMIC Holdings and SMIC Shanghai are wholly-owned subsidiaries of the Company.

As demonstrated above, the equity interest of the Company through its wholly- owned subsidiaries in SMSC will be diluted from 100% to 50.1%.

Deemed Disposal

As stated in the Letter from the Board, SMSC was established on  1  December  2016 and according to the unaudited accounts of SMSC, as at 31  December 2017,  SMSC has total assets and total equity of approximately US$209.0 million and  US$202.8 million, respectively. The net loss of SMSC for the year ended 31 December 2017 is approximately US$115,240. SMSC will continue to be a subsidiary of the Company following the Capital Contribution. We have obtained the management accounts of SMSC and noted that the assets were mainly inter-group receivables and cash with no fixed assets. We consider that the deemed disposal is merely incidental to the Capital Contribution, the purpose of which is the development of SMSC and therefore, is fair and reasonable in so far as the Independent Shareholders  are  concerned.

Principal terms of the Joint Venture Agreement

Business Scope of SMSC

SMSC will be principally engaged in wafer manufacturing, wafer probing and bumping, technology development, design service, mask manufacturing, assembly and final testing of integrated circuits and sales of self-manufactured products.

Composition of the Board and the Supervisory Board of SMSC and General Management

The board of directors of SMSC will comprise five directors. SMIC Holdings and SMIC Shanghai together are entitled to appoint three directors in total and  each of China IC Fund and Shanghai IC Fund is entitled to appoint one director.  SMIC  Holdings and SMIC Shanghai together are entitled to nominate the chairman of the  board of directors of SMSC, who will also act as the legal representative of SMSC.

LETTER FROM MESSIS CAPITAL

The supervisory board of SMSC will comprise three members. China IC Fund will appoint one member who will also be the chairman of the supervisory board. Each of Shanghai IC Fund and the employees of SMSC will be entitled to appoint one member.

The Company will be responsible for managing the daily operations of SMSC. We consider such compositions reflect the shareholding of each investor in SMSC and are therefore, fair and reasonable.

Principal terms of the Capital Contribution Agreement

Subscription of Registered Capital

The registered capital of SMSC will be increased from US$210 million to US$3.5 billion. In respect of the increase of US$3.29 billion, the parties have agreed that SMIC Holdings will contribute the amount of US$1.5435 billion in cash while China IC Fund and Shanghai IC Fund will contribute the RMB equivalent of US$946.5 million and US$800 million in cash (calculated at the middle exchange rate of RMB to US$ as announced by the People’s Bank of China on the date of the contribution), respectively.

As stated in the Letter from the Board, the consideration of the Capital  Contribution was arrived at after arm’s length negotiation among the parties with reference to the net asset value, future business prospects and development potential of SMSC. The assets of SMSC are mainly inter-group balances and cash, and hence the consideration of US$3.5 billion are also determined with reference to the  future  business prospects and development potential. As stated in the Feasibility Report, a  large investment amount totalling up to approximately US$10.2 billion would be required, with over 95% of  the investment being for the procurement and installation   of equipment. As discussed with the management of the Company, the balance of the investment amount required could be satisfied through SMSC’s internal cash flow, shareholders’ further contribution to the registered capital of SMSC or debt financing and the parties to the Joint Venture Agreement are not legally bound to contributing  such difference between the total investment and the registered capital of SMSC. Given the immense investment required, we consider that  such  contribution could speed up  the  introduction of advanced manufacturing process to  SMSC’s advanced wafer fab  and products while striking a balance between maintaining  a  majority  interest  in SMSC and minimising the capital outlay of the Group.

Financial effect of the Capital Contribution

Following completion of the transactions contemplated under the Joint Venture Agreement and the Capital Contribution Agreement, SMSC will continue to be a subsidiary of the Company. As such, the results of operations and financial position of SMSC will continue to be consolidated in the Group’s financial statements. Therefore,   it is expected that the Capital Contribution would not have material impact to the financial performance and financial conditions of the Group.

LETTER FROM MESSIS CAPITAL

RECOMMENDATION

We consider the Capital Contribution and the deemed disposal to be a strategic corporate action of the Group, which is not in the usual and ordinary course of business of the Group. Notwithstanding the above, based on the information and representations provided and opinions given by the Board and having taken into account the above principal factors and reasons, we are of the view that the terms of the Joint Venture Agreement and the Capital Contribution Agreement and the transactions contemplated thereunder are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolutions in connection with the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder at the EGM.

Yours faithfully, For and on behalf of Messis Capital Limited Wallace Cheung Director

Note:

Mr. Wallace Cheung is a licensed person registered with the Securities and Future Commission of Hong Kong and a responsible officer of Messis Capital Limited to carry out type 6 (advising on corporate finance) regulated activities under the SFO and has over 7 years of experience in the corporate finance industry.

APPENDIX I	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the  purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects  and  not  misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

(a)	Directors’ Interests in Securities of the Company

As at the Latest Practicable Date, the interests or  short positions of  the  Directors and the chief executive officer in the Shares, underlying Shares and debentures of the Company  or any of its associated corporation (within the meaning of Part XV of the SFO), which     were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or  deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

					Derivatives
Name of Director	Long/Short Position	Nature of Interests	Number of Ordinary Shares held	Share Options	Other	Total Interests	Percentage of aggregate interests to total issued share capital of the Company
			(Note 22)	(Note 22)	(Note 22)	(Note 22)	(Note 1)
Co-Chief Executive Officer
Zhao HaiJun	Long Position	Beneficial Owner	49,311	1,875,733	1,687,500	3,612,544	0.073%
				(Note 2)	(Note 3)
Liang Mong Song	—	—	—	—	—	—	—

Executive Directors
Zhou Zixue	Long Position	Beneficial Owner	—	2,521,163	1,080,498	3,601,661	0.073%
				(Note 4)	(Note 5)

Gao Yonggang	Long Position	Beneficial Owner	—	1,964,003	85,505	2,049,508	0.042%

Non-executive Directors
Tzu-Yin Chiu	Long Position	Beneficial Owner	3,519,361	9,603,588	3,351,477	16,474,426	0.335%
				(Note 8)	(Note 9)

Chen Shanzhi	Long Position	Beneficial Owner	—	477,187	162,656	639,843	0.013%
				(Note 10)	(Note 11)
Zhou Jie	—	—	—	—	—	—	—
Ren Kai	—	—	—	—	—	—	—
Lu Jun	—	—	—	—	—	—	—
Tong Guo Hua	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.008%
				(Note 12)	(Note 13)

Independent Non-executive Directors
Lip-Bu Tan	Long Position	Beneficial Owner	115,439	591,426	62,500	769,365	0.016%
William Tudor Brown	Long Position	Beneficial Owner	—	—	—	—	—
Carmen I-Hua Chang	Long Position	Beneficial Owner	—	488,730	—	488,730	0.010%
Shang-yi Chiang	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.008%
Jason Jingsheng Cong	Long Position	Beneficial Owner	—	187,500	187,500	375,000	0.008%

APPENDIX I	GENERAL INFORMATION

Notes:

(1)	Based on 4,917,796,161 Ordinary Shares in issue as at the Latest Practicable Date.

(2)

These options comprise: (a) options which were granted to Dr. Zhao on 11 June 2013 to purchase 1,505,854 Ordinary Shares at a price of HK$6.40 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 10 June 2023 or 90 days after termination of his service, (b) options which were granted to Dr. Zhao on 7 September 2017 to purchase 1,687,500 Ordinary Shares at a price of HK$7.9 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of 6 September 2027 or 90 days after termination of his service as a Chief Executive Officer. As of the Latest Practicable Date, 1,317,621 of these options has been exercised.

(3)

On 7 September 2017, Dr. Zhao was granted an award of 1,687,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs will vest over one year commencing on the date on which Dr. Zhao commenced his term of office as chief executive officer. These RSUs are subject to the Independent Shareholders’ approval at the EGM. As of the Latest Practicable Date, none of these RSUs has been exercised.

(4)

On 20 May 2015, Dr. Zhou was granted options to purchase 2,521,163 Ordinary Shares at a price of HK$8.30 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 19 May 2025 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(5)

On 20 May 2015, Dr. Zhou was granted an award of 1,080,498 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of 6 March 2015, shall fully vest on 6 March 2019. As of the Latest Practicable Date, 540,249 Restricted Share Units were vested.

(6)

These options comprise: (a) options which were granted to Dr. Gao on 24 May 2010 to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant  to  the  2004  Stock Option Plan and will expire on the earlier of 23 May 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on 17 June 2013 to purchase 1,360,824 Ordinary Shares at a price of HK$6.24 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 16 June 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on 12 June 2014 to purchase 288,648 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant  to  the  2014  Stock Option Plan and will expire on the earlier of 11 June 2024 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has  been exercised.

(7)

On 17  November 2014, Dr. Gao was granted an  award of  291,083 Restricted Share Units pursuant  to the 2014 Equity Incentive Plan, consisting of (a) 240,145 Restricted Share Units, 25% of which vest on each anniversary of 17 June 2013 and which shall fully vest on 17 June 2017; and (b) 50,938 Restricted Share Units, 25% of which vest on each anniversary of 1  March 2014 and which shall fully vest on 1 March 2018. As the Latest Practicable, a total of 205,578 Restricted Share Units were vested, and were settled in cash.

(8)

These options comprise: (a) On 8 September 2011, Dr. Chiu was granted options to purchase 8,698,753 Ordinary Shares at a price of HK$4.55 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 7 September 2021 or 120 days after termination of his service as a Director to the Board. (b) On 25 May 2016, options to purchase 703,106 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of 24 May 2026 or 120 days after termination of his service as a Director to the Board. (c) On 12 September 2016, options to purchase 150,252 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of 11 September 2026 or 120 days after termination of his service as a Director to the Board. (d) On 5  April 2017, options to purchase 2,109,318 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. (e) On 22 May 2017, options to purchase 1,054,659 shares at a price of HK$8.48 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested on 30 June 2017 and will expire on the earlier of  29 June 2027 or 120 days after termination of his service as a Director to the Board. (f) On 7 September 2017, options to purchase 187,500 shares at a price of HK$7.9 per Ordinary  Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested on  24  June 2017 and will expire on the earlier of 23 June 2027 or 120 days after termination of his service  as a Director to the Board. As of the Latest Practicable Date, 3,300,000 of these options have been exercised.

APPENDIX I	GENERAL INFORMATION

(9)

These restricted share units comprise: (a) On 25 May 2016, 703,106 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014  Equity Incentive Plan. Dr.  Chiu’s Restricted Share Units are vested immediately. (b) On 12 September 2016, 150,252 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (c) On 5 April 2017, 2,109,318 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are  vested  immediately. (d) On 22 May 2017, 1,054,659 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested on 30 June 2017 and subject to the Independent Shareholders’ approved at the EGM. (e) On 7 September 2017, 187,500 Restricted Share Units were granted to Dr. Chiu  pursuant to  the  2014 Equity Incentive Plan. These RSUs will vest over a period of three years at the rate of 33%, 33% and 34% on each anniversary of 24 June 2017, shall fully vest on 24 June 2020 and are subject to the Independent Shareholders’ approval at the EGM. As of the Latest Practicable Date, 853,358 Restricted Share Units were exercised.

(10)

These options comprise: (a) On 24 May 2010, Dr. Chen was granted options to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 23 May 2020 or 120 days after termination of his service as a Director to the Board. (b) On 25 May 2016, options to purchase 98,958 shares at a price  of  HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to  Dr. Chen. These options are vested immediately and will expire on the earlier of 24 May 2026 or 120 days after termination of his service as a Director to the Board. (c) On 12 September 2016, options to purchase 1,198 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of 11 September 2026 or 120 days after termination of his service as a Director to the Board. (d) On  5 April 2017, options to purchase 62,500 shares at a  price of HK$9.834 per Ordinary Share pursuant   to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(11)

These restricted share units comprise: (a) On 25 May 2016, 98,958 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (b) On 12 September 2016, 1,198 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (c) On 5 April 2017, 62,500 Restricted Share Units were granted to Dr. Chen pursuant  to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. As of the Latest Practicable Date, none of these RSUs has been exercised.

(12)

On 5 April 2017, Dr. Tong was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As  of the Latest Practicable Date, none of these options has been exercised.

(13)

On 5 April 2017, Dr. Tong was granted an award of 187,500 Restricted Share Units (each  representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of  33%, 33% and 34% of  which will vest on  each anniversary of 14 February 2017, shall fully vest on 14 February 2020. As of the Latest Practicable Date, none of these RSUs has been exercised.

(14)

These options comprise: (a) options granted to Mr. Tan on 17 February 2009 to purchase 100,000 Ordinary Shares at a price of HK$2.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of 16 February 2019 or 120 days after termination of  Mr.  Tan’ service as a Director to the Board, (b) options granted to Mr. Tan on 23 February 2010 to purchase 313,487 Ordinary Shares at a price of HK$7.7 per Ordinary Share pursuant  to  the  2004  Stock Option Plan, which will expire on the earlier of 22  February 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (c) options granted to Mr. Tan on 25 May 2016 to purchase 114,583 Shares at a price of HK$6.42 per Ordinary Share pursuant to the  2014  Stock Option Plan. These options are vested immediately and will expire on the earlier of 24 May 2026 or 120 days after termination of his service as  a  Director to the Board, (d) options granted to Mr. Tan on 12 September 2016 to purchase 856 Shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of   11 September 2026 or 120 days after termination of his service as a Director to the Board, and (e) options granted to Mr. Tan on 5 April 2017 to purchase 62,500 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(15)

These restricted share units comprise: (a) On 25 May 2016, 114,583 Restricted Share Units were granted to Mr. Tan  pursuant to  the  2014 Equity Incentive Plan. Mr.  Tan’s Restricted Share Units are vested immediately. (b) On 12 September 2016, 856 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. (c) On 5  April 2017, 62,500 Restricted Share Units were granted to  Mr. Tan pursuant  to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. As  of the Latest Practicable Date, 115,439 Restricted Share Units were exercised.

APPENDIX I	GENERAL INFORMATION

(16)

On 6 September 2013, Mr. Brown was granted options to purchase 449,229 Ordinary Shares at a price of HK$5.62 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 5 September 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, 449,229 of these options have been exercised.

(17)

On 17 November 2014, Ms. Chang was granted options to purchase 488,730 Ordinary Shares at a  price of HK$8.5 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 16 November 2024 or 120 days after termination of her service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(18)

On 5 April 2017, Dr. Chiang was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As  of the Latest Practicable Date, none of these options has been exercised.

(19)

On 5 April 2017, Dr. Chiang was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of  33%, 33% and 34% of  which will vest on  each anniversary of 20 December 2016, shall fully vest on 20 December 2019. As of the Latest Practicable Date, none of these RSUs has been exercised.

(20)

On 5 April 2017, Dr. Cong was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of 4 April 2027 or 120 days after termination of his service as a Director to the Board. As  of the Latest Practicable Date, none of these options has been exercised.

(21)

On 5 April 2017, Dr. Cong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of  33%, 33% and 34% of  which will vest on  each anniversary of 14 February 2017, shall fully vest on 14 February 2020. As of the Latest Practicable Date, none of these RSUs has been exercised.

(22)	These interests have been adjusted upon the share consolidation on the basis of every ten Ordinary Shares of US$0.0004 each into one Ordinary Share of US$0.004 each taking effect from 7 December 2016.

(b)	Substantial Shareholders

Save as disclosed below, the Directors are not aware that there was any party who, as   at the Latest Practicable Date, had an interest or short position  in the  Shares  and  underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

					Derivatives
Name of Shareholder	Nature of interest	Long/Short Position	Number of Ordinary Shares held	Percentage of Ordinary Shares Held to Total Issues Share Capital of the Company	Derivatives	Total Interests	Percentage Total Interests to Total Issues Share Capital of the Company
			(Note 5)	(Note 5)	(Note 5)	(Note 5)	(Note 1)
Datang Telecom Technology & Industry Holdings Co., Ltd.	Interest of corporation controlled	Long Position	797,996,122 (Note 2)	16.23%	—	797,996,122	16.23%
China Integrated Circuit Industry Investment Fund Co., Ltd.	Interest of corporation controlled	Long Position	740,000,000 (Note 3)	15.05%	—	740,000,000	15.05%

Notes:

(1)	Based on 4,917,796,161 Ordinary Shares in issue as at the Latest Practicable Date.

(2)	All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

APPENDIX I	GENERAL INFORMATION

(3)	All such Ordinary Shares are held by Xinxin (Hongkong) Capital Co., Ltd, a wholly-owned subsidiary of China Integrated Circuit Industry Investment Fund Co., Ltd.

MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2016, the date of the latest published audited accounts of the Group.

LITIGATION AND CLAIMS

As at the Latest Practicable Date, the Directors were not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

None of the Directors has entered into a service contract with any member  of  the  Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)

none of the Directors had any direct or indirect interest in any assets which have been, since 31 December 2016, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group,    or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)

save for the fact that Dr. Chen Shanzhi, a non-executive Director, is currently the senior vice president of Datang Telecom Technology & Industry Holdings Co., Ltd., a substantial shareholder of the Company and Dr. Tong Guo Hua, a non- executive Director of the Company, is currently the president and an executive director of Datang Telecom Technology & Industry Holdings Co., Ltd., a substantial shareholder of the Company, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

(c)

none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(d)	none of the Directors and their associates had any competing interest, in a business which competes or is likely to compete either directly or indirectly, with the business of the Group.

APPENDIX I	GENERAL INFORMATION

EXPERT AND CONSENT

The following is the qualification of the Independent Financial  Adviser  which  has given opinions or advice contained in this circular:

Name	Qualification

Messis Capital	A licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Messis Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of  its statements, letter, report and opinion (as the case may be)   as set out in this circular and references to its name in  the  form and context in which they  are included.

As at the Latest Practicable Date, Messis Capital was not beneficially interested in the share capital of any member of the Group and did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Messis Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2016, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

The letter from Messis Capital dated 6 March 2018 is set out on pages 16 to 24 for incorporation herein.

MISCELLANEOUS

The Company has two joint company secretaries, Dr. Gao Yonggang and Dr. Liu Wei.

Dr. Gao graduated from Nankai University with a PhD in management. He is the chief financial officer of the Company. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia, and a Founding Member and director of The Hong Kong Independent Non-Executive Director Association.

Dr. Liu graduated from the Northwest University of China, the Chinese University of Political Science and Law and the University of Cambridge with a bachelor in Chinese literature, a master degree in law and a PhD in law respectively. Dr. Liu has PRC lawyer qualification and is a solicitor qualified to practice law in Hong Kong and England and  Wales.

The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the head office of the Company is 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, People’s Republic of China.

APPENDIX I	GENERAL INFORMATION

This circular has been prepared in both English and Chinese. In the case of inconsistency, the English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Suite 3003, 30th Floor, 9 Queen’s Road Central, Hong Kong during normal business hours on any weekday, excluding public holidays, from 8 March 2018 to 27 March 2018 (both days inclusive):

(a)	the memorandum and articles of association of the Company;

(b)	the Joint Venture Agreement;

(c)	the Capital Contribution Agreement;

(d)	the letter from the Independent Board Committee, the text of which is set out in this circular;

(e)	the letter of advice from Messis Capital to the Independent Board Committee and the Independent Shareholders, the text of which is set out in this circular;

(f)	the written consent of Messis Capital referred to in this appendix; and

(g)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (‘‘EGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be  held  at  18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of  China  on  27 March 2018 at 9 : 00 a.m. for the purpose of transacting the following businesses:

ORDINARY RESOLUTION

To consider and, if thought fit, to pass with or without modification the following ordinary resolution:

1.	‘‘THAT:

(a)

the joint venture agreement dated 30 January 2018 (the ‘‘Joint Venture Agreement’’) entered into among SMIC Holdings Corporation (‘‘SMIC Holdings’’), Semiconductor Manufacturing International (Shanghai) Corporation (‘‘SMIC Shanghai’’), China Integrated Circuit Industry Investment Fund Co., Ltd. (‘‘China IC Fund’’) and  Shanghai  Integrated Circuit Industry Investment Fund Co., Ltd. (‘‘Shanghai IC Fund’’) in relation to the proposed capital contribution (the ‘‘Capital Contribution’’) to the registered capital  of Semiconductor  Manufacturing  South  China Corporation (‘‘SMSC’’), a copy of  the  Joint  Venture  Agreement  having been produced to the EGM marked ‘‘A’’ and signed by the chairman of the EGM for identification purpose, and the  transactions  contemplated  thereunder be and are hereby approved, confirmed and ratified;

(b)

the capital contribution agreement (the ‘‘Capital Contribution Agreement’’) dated 30 January 2018 entered into among SMIC Holdings, SMIC Shanghai, China IC Fund and Shanghai IC Fund  in relation  to the  Capital Contribution, a copy of the Capital Contribution Agreement having been produced to the EGM marked ‘‘B’’  and signed by the chairman of the EGM  for identification purpose, and the transactions contemplated thereunder  be and are hereby approved, confirmed and ratified; and

*	For identification purpose only

NOTICE OF EXTRAORDINARY GENERAL MEETING

(c)

any director(s) of the Company be and is/are hereby authorised, for and on behalf of the Company, to enter into any agreement, deed or instrument and/  or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Joint Venture Agreement, the Capital Contribution Agreement and transactions contemplated thereunder; and/or (ii)  any  amendment,  variation or modification of the Joint Venture Agreement, the Capital Contribution Agreement and the transactions contemplated thereunder  upon  such  terms and conditions as the board of directors of the Company may think fit.’’

By Order of the Board Semiconductor Manufacturing International Corporation Gao Yonggang Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 6 March 2018

Principal place of business: 18 Zhangjiang Road PuDong New Area Shanghai 201203

People’s Republic of China

Registered office:

PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

As at the date of this notice, the Board comprises four executive Directors, namely Dr. Zhou Zixue (Chairman), Dr. Zhao HaiJun (Co-Chief Executive Officer), Dr. Liang Mong Song (Co-Chief Executive Officer) and Dr. Gao Yonggang (Chief Financial Officer and Joint Company Secretary); six non-executive Directors, namely Dr. Tzu-Yin Chiu (Vice  Chairman), Dr. Chen Shanzhi, Mr. Zhou Jie, Mr. Ren Kai, Mr. Lu Jun and  Dr.  Tong Guohua; and five independent non-executive Directors, namely Mr. Lip-Bu Tan, Mr. William Tudor Brown, Ms. Carmen I-Hua Chang, Dr. Shang-yi Chiang and Dr. Jason Jingsheng Cong.

Notes:

1.

A member entitled to attend and vote at the EGM convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.

To be valid, a form of proxy must be delivered to the Company’s  branch  share  registrar, Computershare Hong Kong Investor Services Limited, at 17M  Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not  less  than  48 hours before the meeting or  adjourned meeting (or 24 hours before a  poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a form of proxy is signed under a  power of attorney, the power of attorney or other authority  relied on to sign it (or an office copy) must be delivered to the Company’s branch share registrar with the form of proxy, except that the power of attorney which has already been registered with the Company need not be  so  delivered. Completion and return of   a form of proxy will not preclude a member from attending in person and voting at the EGM or any adjournment thereof should he so wish.

3.

The register of members of the Company will be closed from Thursday, 22 March 2018 to Tuesday, 27 March 2018, both days inclusive, during which period no transfer of shares in the Company (‘‘Shares’’) will be registered. In order to be eligible to attend  and vote at the EGM, all properly completed transfer forms accompanied by  the  relevant share certificates must be lodged with the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183  Queen’s Road East, Wanchai, Hong Kong by  no  later than 4 : 30 p.m. on Wednesday, 21 March 2018. All persons who are registered holders of the Shares on 27 March 2018, the record date of the EGM, will be entitled to attend and vote at the EGM.

4.	Shareholders are advised to read the circular of the Company dated 6 March 2018 which contains information concerning the resolutions to be proposed at the EGM.

5.	The voting at the meeting will be taken by a poll.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  code: 981)

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON 27 MARCH 2018

I/We (Note 1)                                                                                                                                                                                                                                                        of                                                                                                                                                                                                                                                                      being the registered holder(s) of (Note 2)                                                                                                                                                   shares, par value of US$0.004 each, in the share capital of SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION (the ‘‘Company’’), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or (Notes 3 to 5, inclusive)                                                                                                                                                                                                          of                                                                                                                                                                                                                                                                       to act as my/our proxy to attend and vote for me/us at the Extraordinary General Meeting of the Company to be held at 18 Zhangjiang Road,  Pu Dong New Area, Shanghai, People’s Republic of China on Tuesday, 27 March 2018 at 9 : 00 a.m. and at any adjournment thereof (and to exercise all rights conferred on proxies under law, regulation and the articles of association of the Company) (Note 6).

I/We wish my/our proxy to vote as indicated below in respect of the resolution (with or without amendments) to be proposed at the meeting. Please indicate how you wish your vote(s) to be cast on a poll by ticking the appropriate box next to the resolution (Note 7).

ORDINARY RESOLUTION		FOR	AGAINST
1	(a)

To approve, confirm and ratify the joint venture agreement dated 30 January 2018 (the ‘‘Joint Venture Agreement’’) entered  into  among SMIC Holdings Corporation (‘‘SMIC Holdings’’), Semiconductor Manufacturing International (Shanghai)  Corporation  (‘‘SMIC Shanghai’’), China Integrated Circuit Industry  Investment  Fund  Co.,  Ltd. (‘‘China IC Fund’’) and Shanghai Integrated Circuit Industry Investment Fund Co., Ltd. (‘‘Shanghai IC Fund’’) in relation to the proposed capital contribution (the ‘‘Capital Contribution’’) to the registered capital of Semiconductor Manufacturing South China Corporation (‘‘SMSC’’) and the transactions contemplated thereunder;

(b)

To approve, confirm and ratify the capital contribution agreement (the ‘‘Capital Contribution Agreement’’) dated 30 January 2018 entered into among SMIC Holdings, SMIC Shanghai, China IC Fund  and  Shanghai  IC Fund in relation to the Capital Contribution and the transactions contemplated thereunder;

(c)

To authorise any director of the Company, for and on behalf of the Company, to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on  behalf  of the Company as he/she may consider  necessary,  desirable  or  expedient for the purpose of, or in connection with (i) the  implementations and completion of the Joint Venture Agreement, the Capital Contribution Agreement and transactions  contemplated thereunder; and/or  (ii)  any amendment,  variation  or modification  of the  Joint Venture Agreement, the  Capital Contribution Agreement and  the transactions contemplated thereunder upon such terms and conditions as the board of directors of the Company may think fit.

The full text of the resolution is set out in the Notice of Extraordinary General Meeting of the Company dated 6 March 2018.

Dated this day of , 2018	Shareholder’s signature (Note 8)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.

2.

Please insert the number of shares registered in your name(s).  If no  number is inserted,  this form of proxy will be deemed to  relate  to all the shares in  the  share  capital of the Company registered in your name(s).

3.	Please insert the name and address in BLOCK CAPITALS of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.

If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint a proxy  or, if you are holding more than one share,  proxies             to attend instead of you and to vote on your behalf on a poll.

5.

As a matter of law,  you have the right to appoint separate proxies to represent respectively such number of the shares you hold  as you may specify in this form              of proxy. You are entitled to appoint proxies of your own choice.

6.	The person appointed as proxy may exercise all the rights conferred on proxies under law, regulation or the articles of association of the Company.

7.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED ‘‘FOR’’ BESIDE THE RESOLUTION. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED ‘‘AGAINST’’ BESIDE THE RESOLUTION. Failure to complete any or all boxes will entitle your proxy to cast his votes on the resolution at his discretion. Your proxy will also be entitled to vote or abstain from voting at his discretion on other business (including amendments to the resolution which may be properly put to the meeting).

8.

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorized on its behalf.

9.

Where there are joint registered holders of any share, any one of such person may  sign this form of proxy and vote at any meeting, either personally or by proxy,           in respect of such shares as if he were solely  entitled thereto. The vote of the senior joint registered holder who tenders a  vote, whether in person or by  proxy,           will be accepted to the exclusion of the votes of the other joint registered  holders  and  for  this  purpose  seniority will  be  determined by  the  order  in which the names stand in the register of members in respect of the joint shareholding.

10.

To be valid, this form of proxy must be completed and deposited at the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjourned meeting thereof.

11.

Completion and return of the form of proxy will not preclude  you from attending and voting at the meeting or any adjourned meeting if you so wish and in  such     event, the form of proxy will be deemed to be so revoked.

12.	The proxy need not be a member of the Company but must attend the meeting in person to represent you.

13.	ANY ALTERATION MADE IN THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

*	for identification purpose only